SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: November 7, 2002

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana	**59701-9332**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 10

ITEM 5.   OTHER EVENTS.

PRELIMINARY FINANCIAL RESULTS

<u>**FOR THE QUARTERS ENDED SEPTEMBER 30, 2002 AND 2001**</u>

❑ **LONG-LIVED ASSET IMPAIRMENT ANALYSIS**

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically review our long-lived assets for potential impairment. The current business environment in the telecommunications industry and our results of operations for the nine months ended September 30, 2002 may have a material adverse effect on our future results of operations and financial condition. We will continue to monitor these factors and their potential impact on the impairment analysis of our network assets.

❑ **LOSS PER SHARE - BASIC**

Touch America Holdings, Inc. reported a consolidated basic net loss of $0.21 per share in the third quarter 2002 as compared with the third quarter 2001 consolidated basic net loss of $0.26 per share.

❑ **CONTINUING OPERATIONS/EXHIBIT 99a**

The loss from continuing operations increased $7,000,000, from a loss of $13,900,000 in the third quarter 2001, or $0.14 per share, to a loss of $20,900,000, or $0.21 per share, for the same period in 2002.

Revenues

Revenues decreased $68,900,000, or 47 percent, from $145,500,000 in the third quarter 2001 to $76,600,000 for the same period in 2002. For comparative purposes, the following table shows the breakdown of revenues.

	Quarters Ended September 30,	
	2002	2001
	(Thousands of Dollars)	
REVENUES:		
Voice	$ 24,200	$ 71,400
Private line	19,900	34,300
Access and other	11,900	19,900
Internet services	16,800	13,600
ATM/Frame relay	3,800	6,300
	$ 76,600	$ 145,500

Voice revenues for the third quarter 2002 decreased $47,200,000, or 66 percent, primarily due to Qwest Communication's (Qwest) removal of approximately $21,500,000 of its traffic from our network. We have reduced lower-margin wholesale voice business and have lost business to other carriers, both which have contributed to the decline in voice revenues. Private line revenues, which include dedicated point-to-point capacity on our network, decreased by $14,400,000, or 42 percent, partially due to a loss of customers, including those who switched to other carriers, and $4,500,000 of revenue from a short-term contract in the third quarter 2001, which expired in late 2001. Access and other revenues decreased by $8,000,000, or 40 percent, partially due to Qwest's withdrawal of approximately $7,600,000 in circuit access revenue. Equipment sales also declined by $1,400,000 as we exited this business in late 2001.

Internet services revenues increased by $3,200,000, or 24 percent, primarily due to an increase in these services that we provide to Qwest's customers. ATM/Frame relay revenues, which include network services for data, video, and voice transmission, decreased by $2,500,000, or 40 percent, also primarily due to a loss of customers.

Operating Expenses

Operating expenses, excluding depreciation and amortization, for the third quarter 2002 compared to the same period in 2001 decreased approximately $43,300,000, or 31 percent. Cost of services decreased approximately $38,600,000 primarily due to a reduction in network costs associated with the decrease in revenues discussed above and the disconnection of unused circuits.

Selling, general, and administrative (SG&A) expense decreased approximately $4,300,000 with expenses declining in most categories. Salaries and commissions decreased by $3,100,000 due to a reduced workforce. Outside contract services also decreased by $4,300,000 because we now perform billing, credit and collection services internally. Bad debt expense decreased $2,100,000 because of declining revenues. Partially offsetting these decreases was an increase of $6,800,000 for outside professional services, primarily relating to our disputes with Qwest.

Depreciation expense increased by approximately $3,900,000 due to segments of our fiber optic network being placed into service during the period.

Interest Expense and Other Deductions - Net

Interest expense decreased by $200,000 as we had a current portion of long-term debt outstanding in the third quarter 2001 and none in the same period in 2002.

Other deductions – net improved approximately $17,200,000 primarily due to the write-downs in the third quarter 2001 of our investment and note receivable of $10,800,000 associated with Minnesota PCS, L.P. (MPCS) and a write-down of our unconsolidated investment in iBEAM Broadcasting Corporation (iBEAM) of $4,000,000. The loss from unconsolidated investments decreased due to our exit from MPCS and initiating the exit process from TW Wireless, L.L.C. (TWW), a joint venture with Qwest, both in the third quarter 2002.

❑ **DISCONTINUED OPERATIONS – UTILITY OPERATIONS AND COAL OPERATIONS/ EXHIBIT 99b**

The utility operations and the coal operations were accounted for as discontinued operations for the quarter ended September 30, 2001 and are separately reported. In the third quarter 2001, we reported income from discontinued operations, net of income taxes, of $1,700,000. We also recorded an after-tax adjustment of $14,400,000, which decreased the gain on the sale of the discontinued oil and natural gas operations. This decrease related to the increased sharing of sales proceeds with the utility's natural gas customers. The net effect of the income from discontinued operations and the adjustment of the gain on the sale of the discontinued oil and natural gas operations was a loss from discontinued operations in the third quarter 2001 of $0.12 per share.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

❑ **EARNINGS (LOSS) PER SHARE - BASIC**

We reported a consolidated basic net loss of $0.64 per share for the nine months ended September 30, 2002 as compared with consolidated basic net earnings of $0.20 per share for the same period in 2001.

❑ **CONTINUING OPERATIONS/EXHIBIT 99a**

The loss from continuing operations increased $61,100,000, from a loss of $7,200,000, or $0.10 per share, for the nine months ended September 30, 2001 to a loss of $68,300,000, or $0.70 per share, for the same period in 2002.

Revenues

Revenues decreased $183,100,000, or 42 percent, from $431,900,000 for the nine months ended September 30, 2001 to $248,800,000 for the same period in 2002. For comparative purposes, the following table shows the breakdown of revenues.

	Nine Months Ended September 30,	
	2002	2001
	(Thousands of Dollars)	
REVENUES:		
Voice	$ 97,700	$ 231,300
Private line	67,000	112,500
Access and other	31,700	45,700
Internet services	40,400	24,600
ATM/Frame relay	12,000	17,800
	$ 248,800	$ 431,900

Voice revenues for the nine months ended September 30, 2002 decreased $133,600,000, or 58 percent, primarily due to Qwest's removal of approximately $50,500,000 of its traffic from our network and the reasons mentioned in the quarterly analysis. For the nine months ended September 30, 2002, private line revenues, which include dedicated point-to-point capacity on our network, decreased by $45,500,000, or 40 percent, partially due to a loss of customers, including those who switched to other carriers, and $17,300,000 of revenue from a short-term contract, which expired in late 2001. Access and other revenues declined by $14,000,000, or 31 percent, partially due to Qwest's withdrawal of approximately $8,000,000 in circuit access revenue. Equipment sales also declined by $3,500,000 due to our exit from this business in late 2001.

Internet services revenues increased by $15,800,000, or 64 percent, for the same reason mentioned in the quarterly analysis. ATM/Frame relay revenues, which include network services for data, video, and voice transmission, decreased by $5,800,000, or 33 percent.

Operating Expenses

Operating expenses, excluding depreciation and amortization, for the nine months ended September 30, 2002 decreased approximately $79,000,000, or 20 percent, compared to the same period in 2001. Cost of services decreased approximately $82,100,000, primarily due to a reduction in network costs associated with the decrease in revenues discussed above.

4

SG&A expense increased approximately $4,000,000, primarily due to an increase of $15,300,000 in outside professional services associated with the Qwest dispute. This was offset by a reduction in bad debt expense of $2,100,000 related to the decline in revenues and a reduction in outside contract services of $10,000,000 because we now perform billing, credit and collection services internally.

Taxes other than income taxes decreased by approximately $800,000 due to reduced property taxes associated with our network. Depreciation expense increased by approximately $11,600,000 due to segments of our fiber optic network being placed into service during the period.

Interest Expense and Other Deductions - Net

Interest expense decreased by $1,400,000 as we had a current portion of long-term debt outstanding in the nine months ended September 30, 2001 and none in the same period in 2002.

Other deductions – net improved approximately $16,100,000 primarily due to the write-downs in the third quarter 2001 of our investment and note receivable of $10,800,000 associated with MPCS and a write-down of our unconsolidated investment in iBEAM of $4,000,000. The loss from unconsolidated investments also decreased primarily as the result of an adjustment of $2,700,000 to previously accrued expenses of TWW. We exited MPCS and initiated the exit process from TWW in the third quarter 2002.

❑ **DISCONTINUED OPERATIONS – UTILITY OPERATIONS; CONTINENTAL ENERGY; AND COAL OPERATIONS/ EXHIBIT 99b**

The utility operations, Continental Energy, and the coal operations have been accounted for as discontinued operations for the nine months ended September 30, 2002 and 2001 and are separately reported. Earnings from discontinued operations decreased approximately $24,800,000. For the nine months ended September 30, 2002, earnings from discontinued utility operations were $5,900,000, or $0.06 per share, due to only one month of operations in 2002. Earnings from discontinued operations were $30,800,000, or $0.30 per share, for the nine months ended September 30, 2001. This resulted from gains from the sales of the coal operations and Continental Energy of $31,400,000 and $31,100,000, respectively. These gains were offset by a loss of $27,600,000 from the utility operations due to a one-time payment to terminate an industrial power supply contract and an after-tax adjustment of $14,400,000, which decreased the gain on the sale of the discontinued oil and natural gas operations. The gain adjustment related to the increased sharing of sales proceeds with the utility's natural gas customers.

❑ **DIVIDENDS ON PREFERRED STOCK**

Dividends on Preferred Stock for the nine months ended September 30, 2002 include $1,800,000 of premium costs associated with the redemption of our outstanding Preferred Stock, $6.00 Series, and Preferred Stock, $4.20 Series, which occurred in the first quarter 2002.

THIRD QUARTER 2002 COMPARED WITH SECOND QUARTER 2002

❑ **LOSS PER SHARE - BASIC**

We reported a consolidated basic net loss of $0.21 per share for the quarter ended September 30, 2002 as compared with a consolidated basic net loss of $0.32 per share for the quarter ended June 30, 2002.

❑ **CONTINUING OPERATIONS/EXHIBIT 99c**

The loss from continuing operations decreased $11,400,000, from a loss in the second quarter 2002 of $32,300,000 to a loss of $20,900,000 in the third quarter 2002.

Revenues

Revenues increased approximately $3,000,000, or 4 percent, from $73,600,000 in the second quarter 2002 to approximately $76,600,000 in the third quarter 2002. For comparative purposes, the following table shows the breakdown of revenues.

	Quarters Ended	
	September 30, 2002	June 30, 2002
	(Thousands of Dollars)	
REVENUES:		
Voice	$ 24,200	$ 31,100
Private line	19,900	20,100
Access and other	11,900	9,200
Internet services	16,800	11,000
ATM/Frame relay	3,800	2,200
	$ 76,600	$ 73,600

Voice revenues for the third quarter 2002 decreased $6,900,000, or 22 percent, compared to the second quarter 2002 as a result of our continuing efforts to reduce our low-margin wholesale voice business. Private line revenues, which include dedicated point-to-point capacity on our network, remained flat. We also experienced increases in access and other revenues of $2,700,000, or 29%. Approximately $1,600,000 was due to billing of pass-through costs attributable to January through September 2002. Internet services revenues increased by $5,800,000, or 53%, as a result of an increase in these services that we provide to Qwest's customers, and ATM/Frame relay revenues increased by $1,600,000 or 73%.

Operating Expenses

Operating expenses, excluding depreciation and amortization, for the third quarter 2002 decreased approximately $15,800,000, or 14 percent, compared to the second quarter 2002. Cost of services decreased $9,900,000 primarily due to network costs associated with the decline in voice revenues. Other factors contributing to the decrease were a reversal in the third quarter 2002 of $1,600,000 in network costs for which we had been incorrectly billed and approximately $800,000 attributable to disconnection of unused circuits. We also experienced a reduction of $2,600,000 in network construction costs that we do not expect to recover. These costs were recorded in the second quarter 2002 and were associated with the construction of towers for TWW.

SG&A expense decreased approximately $5,800,000, with expenses decreasing in most categories. The efforts to reduce and control costs resulted in decreases in labor and outside services of $1,600,000 and $2,200,000, respectively. Bad debt expense decreased $1,500,000. Depreciation and amortization increased by $1,400,000 primarily due to new routes being placed into service.

Other Deductions - Net

Other deductions – net improved approximately $1,100,000 primarily due to the absence of write-downs in the third quarter 2002 as compared with the equity losses and write-downs of $3,500,000 of a note receivable from MPCS in the second quarter 2002. We also recorded a loss of $700,000 in the third quarter 2002 from the sale of our subsidiary, Tetragenics.

Interest income decreased $1,400,000 as cash available for investing decreased.

NOTIFICATION OF NONCOMPLIANCE

In early October 2002, we received notification from the New York Stock Exchange (NYSE) that we are not in compliance with NYSE listing standards.

Among other requirements, the NYSE requires that Touch America Holdings have a share price of not less than $1 over any 30 consecutive trading-day period. We have acknowledged receipt of the non-compliance notice and expect to take reasonable steps to timely cure the deficiency noted in the NYSE notice. We are not currently meeting this requirement.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in Touch America Holdings' Annual Report on Form 10-K for the year ended December 31, 2001. Forward-looking statements are statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

For comparative purposes, the following table shows the breakdown of consolidated basic net earnings (loss) per share for the periods indicated:

	Quarters Ended		Nine Months Ended	
	September 30,		September 30,	
	2002	2001	2002	2001
Continuing Operations	$ (0.21)	$ (0.14)	$ (0.69)	$ (0.10)
Cumulative effect of change in accounting principle, net of income taxes	–	–	(0.01)	–
Discontinued Operations	–	(0.12)	0.06	0.30
Consolidated	$ (0.21)	$ (0.26)	$ (0.64)	$ 0.20

	Quarters Ended	
	September 30,	June 30,
	2002	2002
Continuing Operations.........................	$ (0.21)	$ (0.32)
Consolidated.................................	$ (0.21)	$ (0.32)

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

<u>**Exhibit**</u>

99a   Preliminary Consolidated Statement of Operations for the Quarters
       Ended September 30, 2002 and 2001 and for the Nine Months Ended
       September 30, 2002 and 2001.

99b   Preliminary Discontinued Operations Listing of Income for the
       Quarters Ended September 30, 2002 and 2001 and for the Nine Months
       Ended September 30, 2002 and 2001.

99c   Preliminary Consolidated Statement of Operations for the Quarters
       Ended September 30, 2002 and June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned thereunto duly authorized.

                                    TOUCH AMERICA HOLDINGS, INC.
                                         (Registrant)

                         By   /s/ J.P. Pederson
                              J.P. Pederson
                              Vice Chairman and Chief
                                Financial Officer

Dated: November 7, 2002

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
	(Thousands of Dollars) (except per-share amounts)			
REVENUES...	$ 76,614	$ 145,478	$ 248,807	$ 431,854
EXPENSES:				
Cost of services.................................	67,547	106,126	216,766	298,892
Selling, general, and administrative...........	24,060	28,402	81,644	77,670
Taxes other than income taxes..................	3,533	3,937	11,004	11,819
Depreciation and amortization..................	15,491	11,584	43,609	31,982
	110,631	150,049	353,023	420,363
OPERATING INCOME (LOSS).........................	(34,017)	(4,571)	(104,216)	11,491
INTEREST EXPENSE AND OTHER DEDUCTIONS:				
Interest	10	222	357	1,747
Other deductions – net..........................	138	17,358	4,574	20,676
	148	17,580	4,931	22,423
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES...	(34,165)	(22,151)	(109,147)	(10,932)
INCOME TAXES (BENEFIT)	(13,226)	(8,252)	(42,181)	(3,752)
LOSS FROM CONTINUING OPERATIONS..................	(20,939)	(13,899)	(66,966)	(7,180)
DISCONTINUED OPERATIONS:				
Income (loss) from discontinued operations, net of income taxes...........................	–	1,722	5,857	(17,301)
Gain/gain adjustment on sales of discontinued operations, net of income taxes..............	–	(14,396)	144	48,101
INCOME (LOSS) FROM DISCONTINUED OPERATIONS.......	–	(12,674)	6,001	30,800
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAXES.................	–	–	(1,371)	–
NET INCOME (LOSS)	(20,939)	(26,573)	(62,336)	23,620
DIVIDENDS ON PREFERRED STOCK.....................	621	922	3,757	2,847
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.....	$ (21,560)	$ (27,495)	$ (66,093)	$ 20,773
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000).....................................	103,737	103,775	103,750	103,766
BASIC EARNINGS (LOSS) PER SHARE OF COMMON STOCK..	$ (0.21)	$ (0.26)	$ (0.64)	$ 0.20
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)...................................	103,737	103,775	103,750	103,766
DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK..	$ (0.21)	$ (0.26)	$ (0.64)	$ 0.20

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY DISCONTINUED OPERATIONS LISTING OF INCOME

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
	(Thousands of Dollars)			
DISCONTINUED OPERATIONS:				
Income (loss) from discontinued utility operations (including Colstrip Unit 4), net of income taxes	$ −	$ 1,722	$ 5,857	$ (27,585)
Income from discontinued former coal operations, net of income taxes	−	−	−	6,985
Income from Continental Energy, net of income taxes	−	−	−	3,299
Gain on sale of discontinued former coal operations, net of income taxes	−	−	−	31,352
Gain on sale of Continental Energy, net of income taxes	−	−	−	31,145
Gain adjustment on sale of discontinued oil and gas operations, net of income taxes	−	(14,396)	−	(14,396)
Gain on sale of discontinued utility operations, net of income taxes	−	−	144	−
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK	$ −	$ (12,764)	$ 6,001	$ 30,800

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS

	Quarters Ended	
	September 30, 2002	June 30, 2002
	(Thousands of Dollars) (except per-share amounts)	
REVENUES	$ 76,614	$ 73,640
EXPENSES:		
Cost of services	67,547	77,484
Selling, general, and administrative	24,060	29,901
Taxes other than income taxes	3,533	3,563
Depreciation and amortization	15,491	14,105
	110,631	125,053
OPERATING LOSS	(34,017)	(51,413)
INTEREST EXPENSE AND OTHER DEDUCTIONS:		
Interest	10	5
Other deductions – net	138	1,260
	148	1,265
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES ..	(34,165)	(52,678)
INCOME TAXES (BENEFIT)	(13,226)	(20,368)
LOSS FROM CONTINUING OPERATIONS	(20,939)	(32,310)
DIVIDENDS ON PREFERRED STOCK	621	620
NET LOSS AVAILABLE FOR COMMON STOCK	$ (21,560)	$ (32,930)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	103,737	103,737
BASIC LOSS PER SHARE OF COMMON STOCK	$ (0.21)	$ (0.32)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	103,737	103,737
DILUTED LOSS PER SHARE OF COMMON STOCK	$ (0.21)	$ (0.32)